CERTIFICATE of QUALIFIED PERSON

a)	I, Gary William Hawthorn, of 2806 Thorncliffe Drive, North Vancouver, BC, am a Professional Mineral Processing Engineer and do hereby certify that:

b)
I am an author of the Technical Report titled Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C. and dated 9 November 2007 (the ‘Technical Report’) relating to the Boka Property prepared for Southwestern Resources Corp.

c)
I graduated with a degree of B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, in 1964. I am a registered Professional Engineer (P.Eng.) of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a mineral processing engineer for 42 years and as a professional engineer for 34 years.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument. My experience includes 18 years, mainly as a mill superintendent for Cominco Ltd. and Placer Development Ltd. Starting in 1982 I have been self employed as a consulting Mineral Processing Engineer, since 1988 as Westcoast Mineral Testing Inc.

d)	I have not visited the Boka Property.

e)
I am responsible for the preparation of Section 16 Mineral processing and metallurgical testing of the Technical Report, as well as several processing related entries in Section 19 Interpretation and conclusions and Section 20 Recommendations.

f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i)
As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 9th day of November 2007.

[signed and sealed] G.W. Hawthorn

G.W. Hawthorn, P.Eng.

November 2007
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